Exhibit 21

Subsidiaries of Worldwide Energy and Manufacturing USA, Inc.

Name of Subsidiary	Other Names Under Which Subsidiary Does Business	Jurisdiction of Incorporation or Organization

Shanghai Intech Electro-Mechanical Products Co., Ltd.		Shanghai, China; U.S. d/b/a in Shanghai, China

Shanghai Intech Precision Mechanical Products Ltd.		Shanghai, China

Shanghai Intech-Detron Electric and Electronic Company Limited		Shanghai, China

Ningbo Solar Factory		Ningbo, China

Shanghai De Hong Electric and Electronic Company Limited		Shanghai, China